Correspondence

ASPENBIO, INC.
1585 South Perry Street
Castle Rock, CO 80104

October 26, 2005

Via facsimile (202) 772-9217

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-7010
Attention: Albert C. Lee, Esq.

Re:	Registration Statement on Form SB-2/A #1 Commission File No. 333-127733 (the “Registration Statement”)

Ladies and Gentlemen:

        We are in receipt of your letter dated August 29, 2005, indicating the Securities and Exchange’s review of the Registration Statement. On October 26, 2005, we filed Amendment No. 1 to the Registration Statement in response to your limited comments. Therefore, we are requesting acceleration of the Registration Statement.

        We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and under the Exchange Act as they relate to the public offering of securities specified in the Registration Statement. The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement on Form SB-2/A#1 referred to above be accelerated so that it will be declared effective at 2:00 p.m., Eastern time, or as soon as practicable thereafter, on Friday, October 28, 2005. We understand that this request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

        We ask that you advise Theresa M. Mehringer, Esq. at 303-796-2626 upon the Registration Statement becoming effective. Please leave a voice mail message if you are unable to speak with Ms. Mehringer personally.

Respectfully submitted ASPENBIO, INC. /s/ Richard G. Donnelly Richard G. Donnelly, President